Exhibit 1

Excerpts from Items 2, 4 and 6 of the Schedule 13D Amendment filed by
Portugal Telecom, SGPS, S.A. on September 17, 2014

Item 2.                     Identity and Background

The information set forth in the Statement is hereby supplemented with the following information:

On August 7, 2014, Portugal Telecom announced that Mr. Henrique Granadeiro, Chairman of the board of directors of Portugal Telecom and Chief Executive Officer, had tendered his resignation from those positions.  Pursuant to the Portuguese Companies Code, Mr. Granadeiro’s resignation will become effective on the last day of September 2014.  No successor to Mr. Granadeiro has yet been appointed.

Item 4.                     Purpose of Transaction

The following new subsection is added at the end of Item 4 of the Statement:

Definitive Agreements Implementing the Second MOU

The Definitive Agreements entered into between Portugal Telecom and the Oi Subsidiaries, as well as with Oi and CorpCo, are intended to permit the parties to proceed with the implementation of the Business Combination, including the Merger of Shares and the TmarPart Reorganization described in Amendment No. 3, with the necessary adjustments.

Consistent with the Second MOU, as disclosed in Amendment No. 4, (1) the Exchange Agreement provides for an exchange pursuant to which Portugal Telecom will acquire the Rioforte Investments from the Oi Subsidiaries and, in exchange, Portugal Telecom will transfer to the Oi Subsidiaries the Exchanged Shares (as defined in Amendment No. 4) and (2) under the Call Option Agreement, the Oi Subsidiaries will grant Portugal Telecom a call option to purchase Common Shares and Preferred Shares of the same number and class as the Exchanged Shares (or upon completion of the Merger of Shares, common shares of CorpCo).

Exchange Agreement

In accordance with the Second MOU, the Exchange Agreement provides that, subject to the conditions described under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” below, the Oi Subsidiaries and Portugal Telecom will effect the Exchange, whereby Portugal Telecom will transfer to the Oi Subsidiaries 474,348,720 Common Shares and 948,697,440 Preferred Shares, representing approximately 16.9% of Oi’s share capital and 17.1% of Oi’s voting rights (or, if the Exchange occurs after the Merger of Shares, 1,348,193,932 common shares of CorpCo) (collectively, the “Exchanged Shares”) in exchange for the Rioforte Investments in the aggregate amount of €897 million.

The Exchange of the Exchanged Shares for the Rioforte Investments is expected to occur no later than three (3) business days after all the conditions set forth under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” below have been satisfied. The Exchange Agreement may be terminated by Portugal Telecom and/or by Oi and CorpCo if the Exchange does not occur by March 31, 2015.

The Exchange Agreement further provides that once the Exchange has been consummated, Oi, CorpCo and the Oi Subsidiaries will grant Portugal Telecom and its directors a release in relation to the subscription for or acquisition of the treasury applications in the Rioforte Investments and their later contribution to the Oi Capital Increase, as well as an express waiver by Oi and the Oi Subsidiaries of any right to file a claim or to claim indemnification (with the express and exclusive exception of claims relating to the right of recourse against Portugal Telecom with respect to third-party claims) by virtue of the Rioforte Investments and their contribution in the context of the Oi Capital Increase or any omissions or incomplete information related specifically to the Rioforte Investments, their situation and the risks involved.

The Exchange Agreement is governed by Brazilian law, and any dispute with respect to the Exchange Agreement is to be resolved through arbitration in Rio de Janeiro, Brazil before an arbitration panel administered by the Brazil-Canada Chamber of Commerce.

Call Option Agreement

Pursuant to the Call Option Agreement, Oi and the Oi Subsidiaries have granted to Portugal Telecom (subject to the condition described under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” below) a non-transferable, Call Option to acquire 474,348,720 Common Shares and 948,697,440 Preferred Shares (or 1,348,193,932 common shares of CorpCo, after the Merger of Shares) (collectively, the “Option Shares”).  The total number of Option Shares is subject to adjustment to reflect any split or reverse split of shares.

Portugal Telecom will be entitled to exercise the Call Option, in whole or in part, at any time, during a period of six years from the date of the consummation of the Exchange (the “Closing Date”). The original number of Option Shares that Portugal Telecom is entitled to purchase pursuant to the Call Option will be reduced (1) by 10% of the original Option Shares upon the first anniversary of the Closing Date and (2) by 18% of the original Option Shares on each successive anniversary of the Closing Date thereafter, beginning on the second anniversary of the Closing Date.

The Call Option exercise price will be R$1.8529 per Preferred Share and R$2.0104 per Common Share (and, if applicable, R$2.0104 per common share issued by CorpCo), in each case adjusted by the Brazilian CDI rate plus 1.5% per annum, calculated pro rata, from the date of the Exchange and through the date of effective payment of the exercise price, in whole or in part, of the Call Option. The exercise price of the Call Option must be paid in cash, in immediately available funds, on the date of the transfer of the Option Shares.

The Call Option Agreement further provides for a possibility of settlement in cash by the grantors, in the event that, upon exercise of the Call Option by Portugal Telecom, the Oi Subsidiaries and/or any other subsidiary of Oi do not hold in treasury a sufficient number of Option Shares to deliver to Portugal Telecom.  In such case, the Call Option may be settled by payment in cash by the Oi Subsidiaries to Portugal Telecom of an amount corresponding to the difference between the market price for the Option Shares on the business day immediately preceding the exercise of the Call Option and the applicable exercise price corresponding to those shares.

So long as the Call Option is in effect, Portugal Telecom will be precluded from acquiring Oi shares or CorpCo shares, directly or indirectly, other than through the exercise of the Call Option. Portugal Telecom may not assign or transfer the Call Option and may not grant any rights associated with the Call Option, including any guarantees, without Oi’s consent, except that Portugal Telecom may make a one-time assignment to a subsidiary of Portugal Telecom at least 99% of the voting and share capital of which is held by Portugal Telecom, and so long as Portugal Telecom remains jointly and severally liable under the Call Option Agreement with the subsidiary. If Portugal Telecom issues, directly or indirectly, derivative instruments indexed, backed by or related to shares of Oi or CorpCo, it must immediately use all the financial proceeds received, directly or indirectly, in these transactions for the acquisition of Option Shares.

Oi may terminate the Call Option if (1) the bylaws of Portugal Telecom are voluntarily amended to delete or amend the provision that limits the voting rights of any shareholder to 10% of the total voting rights of Portugal Telecom, (2) Portugal Telecom begins to compete with Oi; or (3) Portugal Telecom breaches certain obligations under the Call Option Agreement.

The Call Option Agreement is governed by Brazilian law, and any dispute with respect to the Call Option Agreement is to be resolved through arbitration in Rio de Janeiro, Brazil before an arbitration panel administered by the Brazil-Canada Chamber of Commerce.

As further detailed under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” below, the Call Option will automatically expire if the Exchange is not implemented by March 31, 2015.

Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement

The execution of the Exchange Agreement and the Call Option Agreement required the approval of (1) the board of directors of Portugal Telecom, which approved the terms and conditions of the Definitive Agreements on July 28, 2014 and approved the proposal submitted to the extraordinary general shareholders’ meeting of Portugal Telecom on August 13, 2014, (2) the shareholders of Portugal Telecom at an extraordinary general shareholders’ meeting, which occurred on September 8, 2014 and (3) the board of directors of Oi, which approval was obtained on September 8, 2014.

As a condition to the execution of the Exchange Agreement, the following matters were also approved by a pre-meeting (reunião prévia) of the shareholders of CorpCo held on September 3, 2014:  (1) if feasible, the listing of CorpCo on the BM&FBovespa, the Euronext Lisbon and the New York Stock Exchange so as to allow the implementation of an alternative structure for integrating the shareholder bases of Portugal Telecom and CorpCo after the Merger of Shares of Oi not covered by the Exchange, (2) amendments to the bylaws of CorpCo to include a limitation of 7.5% on the voting rights applicable to (a) Portugal Telecom, and (b) any other shareholder who receives a percentage interest in CorpCo greater than 15% of CorpCo’s share capital due to any future integration of the shareholder bases of Portugal Telecom and CorpoCo, excluding any shares of CorpCo already held by that shareholder or that are acquired through other means and (3) the amendments to the shareholders’ agreements, the temporary voting agreement and the agreements relating to the termination of the shareholders’ agreements of CorpCo, all of which were entered into on February 19, 2014, as further described under “Amendments to the Business Combination Agreements” below.

In addition to the corporate approvals described above and the execution of the Definitive Agreements, the completion of the Exchange and the effectiveness of the Call Option are further subject to the approval of the Comissão de Valores Mobiliários (the Brazilian Securities Commission, or “CVM”), of (1) the receipt of the Exchanged Shares by the Oi Subsidiaries, (2) the maintenance of Oi treasury shares (and, after the Merger of Shares, of CorpCo shares) in an amount equivalent to the maximum number of Exchanged Shares and (3) the grant of the Call Option by the Oi Subsidiaries to Portugal Telecom for an amount equivalent to the maximum number of Exchanged Shares.  If CVM approval cannot be obtained by March 31, 2015, the

Exchange will not be consummated and the Call Option will not become effective in accordance with the terms set forth in the Definitive Agreements.

Alternative Structure Under Analysis with Respect to the Business Combination

As described in Amendment No. 1, the Business Combination was originally expected to be implemented through three principal steps:  (1) the Oi Capital Increase (which has been completed), (2) the Merger of Shares and the concurrent TmarPart Reorganization and (3) the Portugal Telecom Merger, whereby Portugal Telecom would merge with and into CorpCo and as a result of which Portugal Telecom would cease to exist and the direct shareholders of Portugal Telecom would become direct shareholders of CorpCo.

The parties to the Business Combination have come to the conclusion that the Portugal Telecom Merger would not be viable upon execution of the Definitive Agreements but consider it in the best interest of such companies and their respective shareholders to proceed with the Business Combination already initiated with the contribution of the PT Assets by Portugal Telecom in the Oi Capital Increase, even if such process may be subject to certain necessary adjustments in light of recent circumstances.  The parties continue to intend to implement the Merger of Shares and the TmarPart Reorganization.

With respect to the Portugal Telecom Merger, an alternative structure is currently under analysis, seeking to achieve, if possible, the results expected from the Portugal Telecom Merger, namely the unification of the shareholder bases of both companies, with the attribution to the shareholders of Portugal Telecom of shares that Portugal Telecom would hold in CorpCo after the implementation of the Exchange and the Merger of Shares, following the admission to trading of the shares of CorpCo on the BM&FBovespa, Euronext Lisbon and the NYSE.

The alternative structure currently under analysis, which would have to be approved by the board of directors and presented for the approval of the shareholders of Portugal Telecom at a general shareholders’ meeting to be convened specifically for that purpose, would entail a reduction of the share capital of Portugal Telecom, in connection with which the shareholders of Portugal Telecom would receive CorpCo shares that Portugal Telecom would hold upon consummation of the Exchange and the Merger of Shares in exchange for their canceled Portugal Telecom shares, in proportion to their interests held in Portugal Telecom.

Any such share capital reduction that may be approved by the Board of Directors and submitted to the shareholders of Portugal Telecom must be approved, at a general shareholders’ meeting to be convened specifically for that purpose, by shareholders representing two-thirds of Portugal Telecom’s outstanding capital, on the first call, with shareholders who hold shares representing at least one-third of the outstanding shares being present or represented. As such, it is possible that, even if Portugal Telecom consummates the Exchange and the Merger of Shares is implemented, the capital reduction may not be carried out.

In addition, as a prerequisite to this transaction, CorpCo shares would need to be listed on the Euronext Lisbon regulated market.  For this purpose, CorpCo must request the admission to trading of its shares on the Euronext Lisbon and prepare the corresponding prospectus to be approved by the Comissão do Mercado de Valores Mobiliários (the Portuguese Securities Commission, or the “CMVM”).

In order to enable the parties to pursue the objective of integrating the shareholder bases of Oi and Portugal Telecom, whether through the alternative structure described above or another legally permissible structure, Portugal Telecom, Oi and CorpCo have entered into, concurrently with the execution of the Exchange Agreement and the Call Option Agreement, the Terms of Commitment described under “Terms of Commitment” below.

If the alternative structure described above is adopted and approved by the board of directors and the shareholders of Portugal Telecom, the shareholders of Portugal Telecom would become shareholders of CorpCo, while maintaining their shareholder interests in Portugal Telecom.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following new subsections are added at the end of Item 6 of the Statement:

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Amendments to the Business Combination Agreements

As described under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” above, the execution of the Definitive Agreements was subject to, among other things, the approval by a pre-meeting (reunião prévia) of the shareholders of CorpCo of certain amendments to the shareholders’ agreements, the temporary voting agreement and the agreements relating to the termination of the shareholders’ agreements of CorpCo, all of which were entered into on February 19, 2014, in order to account for the transactions contemplated by the Definitive Agreements and the changes to the original structure of the Business Combination.

As previously disclosed in Amendment No. 2, the Global Shareholders’ Agreement, the Control Group Shareholders’ Agreement, the Pasa Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement were amended on February 19, 2014. As amended, the agreements provided that the parties thereto agreed to exercise their voting rights to approve each step of the Business Combination and addressed the consequences in the event that the Business Combination or any of its steps is not be completed by December 31, 2014.

In addition, on February 19, 2014, the parties to each of the shareholders’ agreements described above entered into agreements to terminate each such shareholders’ agreement, subject to the satisfaction of certain conditions precedent relating to the several steps of the Business Combination, including the completion of the Portugal Telecom Merger.  On the same date, Portugal Telecom executed a temporary voting agreement with Caravelas, Bratel, TmarPart, AG, Jereissati and, as intervening party, Oi, whereby the parties thereto agreed to, among other things, (1) vote in favor of the Merger of Shares and (2) vote in favor of the Portugal Telecom Merger. The temporary voting agreement was to remain in effect until the earlier of the Portugal Telecom Merger and December 31, 2014.

At the pre-meeting (reunião prévia) of the shareholders of CorpCo held on September 3, 2014, the shareholders of CorpCo decided to amend the Business Combination Agreements as initially described in Amendment No. 2, as follows:

•                  in the amendments to the shareholder’s agreements described above, all references to the Portugal Telecom Merger were deleted, and any undertakings in the shareholders’ agreements of CorpCo relating specifically to the Portugal Telecom Merger will no longer apply. In addition, the cut-off date for the completion of the remaining steps of the Business Combination was extended until March 31, 2015;

•                  in the amendments to the agreements to terminate the shareholders’ agreements of CorpCo, all references to the Portugal Telecom Merger as a condition to the termination of the shareholders’ agreements have been deleted. As a result, effectiveness will be conditioned only upon the completion of the Merger of Shares; and

•                  the temporary voting agreement referred to above was also amended, among other things, to (1) exclude the Exchanged Shares from the scope of its provision that restricts any transfers of shares of Oi and/or CorpCo, (2) extend the cut-off date for calling the extraordinary meeting of the shareholders of Oi which will resolve on the merger of Bratel Brasil into Oi and the Merger of Shares to February 28, 2015 (instead of 60 days as from completion of the Oi Capital Increase) and (3) delete all references to (including specific undertakings relating to) the Portugal Telecom Merger and instead include an additional covenant to pursue the objective of integrating the shareholder bases of Portugal Telecom and CorpCo despite the fact that the merger of Portugal Telecom with and into CorpCo will no longer occur.

These amendments to the Business Combination Agreements were executed on September 8, 2014.

Terms of Commitment

On September 8, 2014, Portugal Telecom, Oi and CorpCo executed a Terms of Commitment agreement (the “Terms of Commitment”) that contains certain undertakings to enable the parties to pursue the objective of integrating the shareholder bases of Oi and Portugal Telecom as described in “Alternative Structure Under Analysis with Respect to the Business Combination” above.

Under the Terms of Commitment, the parties agree to use best efforts to obtain the listing of CorpCo’s shares on the Novo Mercado segment of the BM&FBovespa, Euronext Lisbon and the New York Stock Exchange concurrently with the approval of the Merger of Shares by the shareholders of Oi and CorpCo.  In addition, the parties agree to perform any acts, provide any required information, prepare all necessary documentation and file all necessary filings with all appropriate governmental authorities to implement the Listing and the integration of the shareholder bases of Oi and Portugal Telecom, including, among other things, the preparation and filing of any prospectuses and registration statements with the CVM, the CMVM and the SEC.

In addition, Oi, in its capacity as shareholder of Portugal Telecom, undertakes to attend any meeting of the shareholders of Portugal Telecom specifically convened to consider the alternative structure to the Portugal Telecom Merger described above or other legally permissible structure and to vote in favor of the proposed structure, to the extent such vote is not contrary to Oi’s legitimate interests.

This Terms of Commitment will remain in effect until the integration of the shareholder bases of Portugal Telecom and CorpCo has been fully completed, including in respect of any Oi or CorpCo shares that Portugal Telecom may acquire as a result of its exercise of the Call Option.

The Terms of Commitment are governed by Brazilian law, and any dispute with respect to the Terms of Commitment is to be resolved through arbitration in Rio de Janeiro, Brazil before an arbitration panel administered by the Brazil-Canada Chamber of Commerce.